Exhibit 99.1

NOT FOR DISSEMINATION IN THE UNITED STATES OR THROUGH U.S. NEWSWIRE SERVICES

Eupraxia Pharmaceuticals Announces Closing of Overnight Marketed Offering for Gross Proceeds of C$33.9 Million

VICTORIA, British Columbia—March 15, 2024 - Eupraxia Pharmaceuticals Inc. (“Eupraxia” or the “Company”) (TSX: EPRX), a clinical-stage biotechnology company, today announced that it has closed its previously announced overnight marketed public offering (the “Offering”) of common shares of the Company (the “Shares”). Pursuant to the Offering, Eupraxia issued 8,260,435 Shares at a price of C$4.10 per Share for gross proceeds of C$33,867,784, which includes the issuance of 943,435 Shares upon exercise of the over-allotment option.

Eupraxia expects to use the net proceeds of the Offering, together with its existing cash and cash equivalents, primarily to fund research and development activities, general and administrative expenses, a milestone payment, working capital needs and other general corporate purposes.

The Common Shares were offered pursuant to a final prospectus supplement dated March 12, 2024 to the Company’s short form base shelf prospectus dated February 5, 2024. The Common Shares were offered in each of the provinces of Canada, except Québec.

Raymond James Ltd. acted as sole underwriter and bookrunner for the Offering.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in the United States or in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction. The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements thereunder. The Company does not intend to register any part of the Offering in the United States, and any public offering of securities to be made in the United States will only be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the Company and management, as well as financial statements.

About Eupraxia Pharmaceuticals Inc.

Eupraxia is a clinical-stage biotechnology company focused on the development of locally delivered, extended-release products that have the potential to address therapeutic areas with high unmet medical need. The Company strives to provide improved patient benefit and has developed technology designed to deliver targeted, long-lasting activity with fewer side effects.

Notice Regarding Forward-Looking Statements and Information

This press release includes forward-looking statements and forward–looking information within the meaning of applicable securities laws. Often, but not always, forward–looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes”, “estimates”, “potential” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements in this press release include statements regarding the use of the proceeds of the Offering and the business of the Company.

Such statements and information are based on the current expectations of Eupraxia’s management, and are based on assumptions, including but not limited to: future research and development plans for the Company proceeding substantially as currently envisioned; industry growth trends, including with respect to projected and actual industry sales; the Company’s ability to obtain positive results from the Company’s research and development activities, including clinical trials; and the Company’s ability to protect patents and proprietary rights. Although Eupraxia’s management believes that the assumptions underlying these statements and information are reasonable, they may prove to be incorrect. The forward–looking events and circumstances discussed in this press release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Eupraxia, including, but not limited to: risks and uncertainties related to the Company’s limited operating history; the Company’s novel technology with uncertain market acceptance; if the Company breaches any of the agreements under which it licenses rights to its product candidates or technology from third parties, the Company could lose license rights that are important to its business; the Company’s current license agreement may not provide an adequate remedy for its breach by the licensor; the Company’s technology may not be successful for its intended use; the Company’s future technology will require regulatory approval, which is costly and the Company may not be able to obtain it; the Company may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications; the Company’s clinical trials may fail to demonstrate adequately the safety and efficacy of our product candidates at any stage of clinical development; the Company may be required to suspend or discontinue clinical trials due to side effects or other safety risks; the Company completely relies on third parties to provide supplies and inputs required for its products and services; the Company relies on external contract research organizations to provide clinical and non-clinical research services; the Company may not be able to successfully execute its business strategy; the Company will require additional financing, which may not be available; any therapeutics the Company develops will be subject to extensive, lengthy and uncertain regulatory requirements, which could adversely affect the Company’s ability to obtain regulatory approval in a timely manner, or at all; the impact of health pandemics or epidemics on the Company’s operations; the Company’s restatement of its consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on the Company’s common share price; and other risks and uncertainties described in more detail in Eupraxia’s public filings on SEDAR+ (sedarplus.ca). Although Eupraxia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward–looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward–looking statement or information can be guaranteed. Except as required by applicable securities laws, forward–looking statements and information speak only as of the date on which they are made and Eupraxia undertakes no obligation to publicly update or revise any forward–looking statement or information, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Danielle Egan, Eupraxia Pharmaceuticals Inc.

778.401.3302

degan@eupraxiapharma.com

or

Adam Peeler, on behalf of:

Eupraxia Pharmaceuticals Inc.

416.427.1235

adam.peeler@loderockadvisors.com

Source: Eupraxia Pharmaceuticals Inc.